                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                  SCHEDULE 13D
                               (Amendment No. 16)

                   Under the Securities Exchange Act of 1934

                               Farah Incorporated
                                (Name of Issuer)


                      Common Stock, no par value per share
                         (Title of Class of Securities)

                                    30738710
                     (CUSIP Number of Class of Securities)

                            Michael D. Donahue, Esq.
                               Donahue & Mesereau
                            1900 Avenue of the Stars
                                   Suite 2700
                         Los Angeles, California  90067
                                 (310) 277-1441
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                 June 19, 1996
                         (Date of Event which Requires
                           Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Statement because of Rule
13d-1(b)(3) or (4), check the following                                      [ ]

Check the following box if a fee is being paid with this Statement:          [ ]





                               Page 1 of 11 Pages

- --------------------------------------------------------------------------------
CUSIP No. 30738710
- --------------------------------------------------------------------------------
 (1)     NAME OF REPORTING PERSON:                          Georges Marciano
         S.S. OR I.R.S.
         IDENTIFICATION NOS. OF ABOVE PERSON:
- --------------------------------------------------------------------------------
 (2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:              (a)  [ ]

                                                                        (b)  [ ]
- --------------------------------------------------------------------------------
 (3)     SEC USE ONLY
- --------------------------------------------------------------------------------
 (4)     SOURCE OF FUNDS*
                                 Not Applicable
- --------------------------------------------------------------------------------
 (5)     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                                                  [ ]
- --------------------------------------------------------------------------------
 (6)     CITIZENSHIP OR PLACE OF ORGANIZATION
                            United States of America
- --------------------------------------------------------------------------------
                                  : (7)   SOLE VOTING POWER
                                  :       765,900
 NUMBER OF                        :---------------------------------------------
 SHARES                           : (8)   SHARED VOTING POWER
 BENEFICIALLY                     :       -0-
 OWNED BY                         :---------------------------------------------
 EACH                             : (9)   SOLE DISPOSITIVE POWER
 REPORTING                        :       765,900
 PERSON WITH                      :---------------------------------------------
                                  :(10)   SHARED DISPOSITIVE POWER
                                  :       -0-
- --------------------------------------------------------------------------------
(11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
         REPORTING PERSON
                                    765,900
- --------------------------------------------------------------------------------
(12)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
         EXCLUDES CERTAIN SHARES*                                            [ ]
- --------------------------------------------------------------------------------
(13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
                                      7.5%
- --------------------------------------------------------------------------------
(14)     TYPE OF REPORTING PERSON*
                                       IN
- --------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!





                               Page 2 of 11 Pages

- --------------------------------------------------------------------------------
CUSIP No. 30738710                                                          13D
- --------------------------------------------------------------------------------
 (1)     NAME OF REPORTING PERSON:         Georges Marciano Trust
         S.S. OR I.R.S.
         IDENTIFICATION NOS. OF ABOVE PERSON:
- --------------------------------------------------------------------------------
 (2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:              (a)  [ ]

                                                                        (b)  [X]
- --------------------------------------------------------------------------------
 (3)     SEC USE ONLY
- --------------------------------------------------------------------------------
 (4)     SOURCE OF FUNDS*
                                 Not Applicable
- --------------------------------------------------------------------------------
 (5)     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                             [ ]
- --------------------------------------------------------------------------------
 (6)     CITIZENSHIP OR PLACE OF ORGANIZATION
                                   California
- --------------------------------------------------------------------------------
                                        : (7)   SOLE VOTING POWER
                                        :       765,900
 NUMBER OF                              :---------------------------------------
 SHARES                                 : (8)   SHARED VOTING POWER
 BENEFICIALLY                           :       -0-
 OWNED BY                               :---------------------------------------
 EACH                                   : (9)   SOLE DISPOSITIVE POWER
 REPORTING                              :       765,900
 PERSON WITH                            :---------------------------------------
                                        :(10)   SHARED DISPOSITIVE POWER
                                        :       -0-
- --------------------------------------------------------------------------------
(11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
         REPORTING PERSON
                                    765,900
- --------------------------------------------------------------------------------
(12)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
         EXCLUDES CERTAIN SHARES*                                            [ ]
- --------------------------------------------------------------------------------
(13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
                                      7.5%
- --------------------------------------------------------------------------------
(14)     TYPE OF REPORTING PERSON*
                                       OO
- --------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!





                               Page 3 of 11 Pages

                 This Amendment No. 16 (the "Amendment No. 16") amends and supplements the statement on Schedule 13D (the "Schedule 13D"), dated August 14, 1992, Amendment No. 1 of Schedule 13D, filed October 5, 1992, Amendment No. 2
of Schedule 13D, filed December 11, 1992, Amendment No. 3
of Schedule 13D, filed December 29, 1992, Amendment No. 4
of Schedule 13D, filed January 7, 1993, Amendment No. 5
of Schedule 13D, filed January 26, 1993, Amendment No. 6
of Schedule 13D, filed January 29, 1993, Amendment No. 7
of Schedule 13D, filed February 12, 1993, Amendment No. 8
of Schedule 13D, filed February 24, 1993, Amendment No. 9
of Schedule 13D, filed March 15, 1993, Amendment No. 10
of Schedule 13D, filed March 30, 1993, Amendment No. 11 of Schedule 13D, filed September 24, 1993, Amendment No. 12 of Schedule 13D filed March 26, 1994, Amendment No. 13 of Schedule 13D filed April 27, 1994, Amendment No. 14 of Schedule 13D filed January 24, 1996 and Amendment No. 15 of
Schedule 13D dated March 13, 1996 relating to the Common Stock, no par value per share (the "Common Stock" or the "Shares"), issued by Farah Incorporated, a Texas corporation (the "Company"), and is being filed pursuant to Rule 13d-2 under the Securities Exchange Act of 1934, as amended (the "Act").

                 Unless otherwise indicated, each capitalized term used but not otherwise defined in this Amendment No. 16 shall have the meaning assigned to such term in the Schedule 13D.

                 The information set forth in the Exhibits attached hereto is hereby expressly incorporated herein by reference and the response to each item of this Amendment No. 16 is qualified in its entirety by the provisions of such exhibits.

ITEM 2.  IDENTITY AND BACKGROUND.

         Item    2 is amended and supplemented as follows:

         (a) This Statement is being filed by Georges Marciano and the Georges Marciano Trust (the "Trust") (collectively, Georges Marciano and the Trust may hereinafter be referred to as the "Reporting Persons").


ITEM 4.  PURPOSE OF TRANSACTION.

         Item 4 is amended and supplemented as follows:

         The Reporting Persons hold Shares for purposes of investment. Subject to applicable legal and contractual requirements, and depending upon their evaluations of the Company's business and prospects, future developments, market conditions and other factors, the Reporting Persons, may, from time to time, purchase additional Shares or sell or cause to be





                               Page 4 of 11 Pages
sold, all or a portion of these Shares for which the Reporting Persons exercise voting or dispositive power, either in open market or privately negotiated transactions or otherwise.

         The Reporting Persons have no plans or proposals which relate to Items 4(a) through (j) of Schedule 13D.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         Item 5 is amended and supplemented as follows:

                 (a) Georges Marciano is the sole trustee of the Trust and consequently may be deemed to beneficially own the 765,900 Shares held directly by the Trust, representing approximately 7.5% of the Shares outstanding.

                          The Trust is the direct beneficial owner of 765,900
Shares, representing approximately 7.5% of the Shares outstanding.

                          The Reporting Persons, in the aggregate, beneficially
own 765,900 Shares, representing approximately 7.5% of the Shares outstanding. The percentage of Shares outstanding reported as beneficially owned by each person herein on the date hereof is based upon the Company's Form 10-Q for the Quarter Ended February 4, 1996 so that the Reporting Person's information is that the total Shares issued and outstanding as of March 5, 1996 was 10,162,936 Shares.

                 (b) Georges Marciano has sole voting and dispositive power with respect to the 765,900 Shares directly owned by the Trust.

                          The Trust has sole voting and dispositive power with
respect to the 765,900 Shares directly owned by it.

                 (c) Except as set forth on Exhibit 37, no transactions in Shares were effected during the past 60 days by the Reporting Persons.

                 (d)      Not Applicable.

                 (e)      Not Applicable.





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ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

         Exhibit 36 Joint Filing Agreement among the Reporting Persons pursuant to Rule 13d-1(f)(1)(iii).

         Exhibit 37 Transactions of Reporting Persons during the past 60 days.





                               Page 6 of 11 Pages

                                   SIGNATURE



                 After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 2, 1996



                                                   GEORGES MARCIANO


                                                   /s/   Georges Marciano
                                                   ---------------------------
                                                         Georges Marciano





                               Page 7 of 11 Pages
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                                   SIGNATURE



                 After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 2, 1996



                                         GEORGES MARCIANO TRUST



                                         By:    /s/    Georges Marciano
                                                --------------------------------
                                                Name:  Georges Marciano
                                                Title: Georges Marciano,
                                                       Trustee





                               Page 8 of 11 Pages

                                 EXHIBIT INDEX



Exhibit
Number           Title                                                       Page
- -------          -----                                                       ----
 99.36           Joint Filing Agreement among the Reporting                  10
                 Persons pursuant to Rule 13d-1(f)(1)(iii).

 99.37           Transactions of Reporting Persons during                    11
                 the past 60 days.





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